FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2004


                        Commission File Number 333-114196

                               AXTEL, S.A. DE C.V.
                 (Translation of Registrant's name into English)

                      Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
                              Col. Unidad San Pedro
                          San Pedro Garza Garcia, N.L.
                                Mexico, LP 66215
                               (52)(81) 8114-0000
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X             Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ___            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

PART I        FINANCIAL INFORMATION

         Forward Looking Statements

         Item 1.     Condensed Consolidated Financial Statements (Unaudited)

                     Condensed Consolidated Balance Sheets as of
                       September 30, 2004 and December 31, 2003................1

                     Condensed Consolidated Statements of Operations for
                       the Three and Nine Months Ended September 30, 2004
                       and 2003................................................2

                     Condensed Consolidated Statements of Changes in
                       Financial Position for the Nine Months Ended
                       September 30, 2004 and 2003.............................3

                     Condensed Consolidated Statement of Changes in
                       Stockholders' Equity as of September 30, 2004...........4

                     Notes to Condensed Consolidated Financial Statements......5

         Item 2.     Management's Discussion and Analysis of Financial
                       Condition and Results of Operations....................39

         Item 3.     Quantitative and Qualitative Disclosures About
                       Market Risk............................................41

         Item 4.     Controls and Procedures..................................41

PART II       OTHER INFORMATION

         Item 1.     Legal Proceedings........................................41

         Item 2.     Changes in Securities and Use of Proceeds................41

         Item 3.     Defaults upon Senior Securities..........................41

         Item 4.     Submission of Matters to a Vote of Security Holders......41

         Item 5.     Other Information........................................41

         Item 6.     Exhibits and Reports.....................................41

         Signatures...........................................................42

     In this report, references to "$," "$U.S." or "Dollars" are to United States Dollars and references to "Ps." or "Pesos" are to Mexican Pesos.

Forward Looking Statements

     This report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

     o    ability to attract subscribers;

     o changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

     o our ability to manage, implement and monitor billing and operational support systems;

     o    an increase in churn, or subscriber cancellations;

     o    the control of us retained by certain of our stockholders;

     o changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

     o the effects of governmental regulation of the Mexican telecommunications industry;

     o    declining rates for long distance traffic;

     o    fluctuations in labor costs;

     o foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

     o the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

     o    the timing and occurrence of events which are beyond our control; and

     o    other factors described in this Form 6-K.

     Any forward-looking statements in this Form 6-K are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

                         PART I - FINANCIAL INFORMATION

ITEM 1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS





                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                    September 30, 2004 and December 31, 2003
     (Thousand pesos of constant purchasing power as of September 30, 2004)


                                                                                          (Unaudited)
                                                                                       -----------------
                                                                                         September 30,      December 31,
                                                                                       -----------------  ----------------
                   Assets                                                                    2004               2003
                                                                                       -----------------  ----------------

        Current assets:
           Cash and cash equivalents (including $4,647 of restricted cash as of
              December 31, 2003)                                                      $       652,046         1,046,828
           Accounts receivable, (net of allowance for doubtfull accounts of
           $86,277 and $68,949 in 2004 and 2003, respectively)                                505,224           415,286
           Refundable taxes and other accounts receivable                                      33,609            20,081
           Prepaid expenses (note 5)                                                          369,235           190,032
           Inventories                                                                         49,277            22,272
           Derivative financial instruments (notes 3 and 4)                                    11,320               579
                                                                                       -----------------  ----------------
                   Total current assets                                                     1,620,711         1,695,078

        Property, systems and equipment, net (note 6)                                       5,567,305         5,365,892
        Long-term accounts receivable                                                          19,849            20,654
        Telephone concession rights, net of accumulated amortization of $240,949
           and $203,445 in 2004 and 2003, respectively                                        701,853           739,357
        Pre-operating expenses, net                                                           199,800           206,816
        Deferred income taxes (note 11)                                                       217,367           260,408
        Other assets (note 7)                                                                 131,628           112,901
                                                                                       -----------------  ----------------
                   Total assets                                                       $     8,458,513         8,401,106
                                                                                       =================  ================

                   Liabilities and Stockholders' Equity

        Current liabilities:
           Short-term debt (note 8)                                                   $        84,100            24,802
           Current maturities of long-term debt (note 9)                                       41,960            56,226
           Accounts payable and accrued expenses                                              392,243           320,559
           Accrued interest                                                                    70,106            69,221
           Taxes payable                                                                       22,736            71,564
           Other accounts payable (note 10)                                                   227,556           200,807
                                                                                       -----------------  ----------------

                   Total current liabilities                                                  838,701           743,179

        Long-term debt, excluding current maturities (note 9)                               2,050,544         2,091,630
        Other long-term accounts payable                                                        3,248             2,245
        Seniority premiums                                                                      1,777             2,067
                                                                                       -----------------  ----------------
                   Total liabilities                                                        2,894,270         2,839,121
                                                                                       -----------------  ----------------

        Stockholders' equity (note 12):
            Common stock                                                                    6,963,340         6,963,340
            Additional paid-in capital                                                        137,780           137,780
            Deficit                                                                        (1,660,671)       (1,655,252)
            Cumulative deferred income tax effect                                             116,117           116,117

            Change in the fair value of derivative instruments (note 3)                         7,677           -
                                                                                       -----------------  ----------------
                    Total stockholders' equity                                              5,564,243         5,561,985

        Commitments and contingencies (note 13)

        Subsequent events (note 14)
                                                                                       -----------------  ----------------
                   Total liabilities and stockholders' equity                         $     8,458,513         8,401,106
                                                                                       =================  ================


     The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Operations
     (Thousand pesos of constant purchasing power as of September 30, 2004)

                                                             Three months ended                     Nine months ended
                                                  ---------------------------------------- ------------------------------------
                                                               September 30,                          September 30,
                                                  ---------------------------------------- ------------------------------------
                                                                (Unaudited)                            (Unaudited)
                                                          2004                 2003              2004              2003
                                                  --------------------  ------------------ ----------------- ------------------
    Rental, installation, service and
      other revenues                              $        976,105             771,717          2,764,111          2,192,580
                                                  --------------------  ------------------ ----------------- ------------------

    Operating costs and expenses:
       Cost of sales and services                         (310,459)           (207,724)          (863,795)           (611,725)
       Selling and administrative expenses                (347,256)           (296,958)          (965,918)           (867,465)
       Depreciation and amortization                      (250,293)           (223,128)          (728,356)           (658,310)
                                                  --------------------  ------------------ ----------------- ------------------

                                                          (908,008)           (727,810)        (2,558,069)         (2,137,500)
                                                  --------------------  ------------------ ----------------- ------------------

               Operating income                             68,097              43,907            206,042             55,080
                                                  --------------------  ------------------ ----------------- ------------------

    Comprehensive financing result:
       Interest expense                                    (70,624)            (42,945)          (202,834)           (177,466)
       Interest income                                       3,212               3,186             12,594             16,414
       Foreign exchange gain (loss), net                       691             (62,776)           (28,828)           (284,173)
       Monetary position gain                               17,692               6,402             36,186             78,488
                                                  --------------------  ------------------ ----------------- ------------------

                Comprehensive financing
                  result, net                              (49,029)            (96,133)          (182,882)           (366,737)
                                                  --------------------  ------------------ ----------------- ------------------

    Other income (expense), net (note 9)                       513              (6,824)            10,621          1,811,040
                                                  --------------------  ------------------ ----------------- ------------------

                Income (loss) before income
                  taxes                                     19,581             (59,050)            33,781          1,499,383
                                                  --------------------  ------------------ ----------------- ------------------

    Deferred income tax (note 11)                          (29,038)            (20,652)           (39,200)           (513,877)
                                                  --------------------  ------------------ ----------------- ------------------

              Net  (loss) income                 $          (9,457)            (79,702)            (5,419)           985,506
                                                  ====================  ================== ================= ==================





    The accompanying notes are an integral part of the consolidated financial statements.


                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
       Condensed Consolidated Statements of Changes in Financial Position
     (Thousand pesos of constant purchasing power as of September 30, 2004)

                                                                                                  Nine months ended
                                                                                        -------------------------------------
                                                                                                    September 30,
                                                                                        -------------------------------------
                                                                                                     (Unaudited)
                                                                                               2004               2003
                                                                                        -------------------------------------
Operating activities:
     Net (loss) income                                                                 $        (5,419)            985,506
     Add charges (deduct credits) to operations not requiring
        (providing) resources:
           Depreciation                                                                        652,471             590,208
           Amortization                                                                         75,885              68,102
           Gain in the forgiveness of debt (note 9b)                                            -               (1,920,573)
           Deferred income tax                                                                  39,200             513,877
                                                                                        ------------------ ------------------

              Resources provided by the operations                                             762,137             237,120

     Net investment in operations                                                             (261,218)           (243,900)
                                                                                        ------------------ ------------------

              Resources provided by (used in) operating activities                             500,919              (6,780)
                                                                                        ------------------ ------------------

Financing activities:
    Increase in common stock                                                                    -                2,747,962
    Additional paid-in capital                                                                  -                   (9,595)
    Proceeds from (payments of) loans and interest, net                                          4,831          (2,377,145)
    Deferred financing costs                                                                    -                  (21,721)
    Other long-term accounts payable                                                             3,443             (44,956)
                                                                                        ------------------ ------------------

              Resources provided by financing activities                                         8,274             294,545
                                                                                        ------------------ ------------------

Investing activities:
     Acquisition and construction of property, systems
        and equipment, net                                                                    (853,884)           (316,291)
     Pre-operating results                                                                     (20,421)            -
     Other assets                                                                              (29,670)             (4,085)
                                                                                        ------------------ ------------------

              Resources used in investing activities                                          (903,975)           (320,376)
                                                                                        ------------------ ------------------

              Decrease in cash and cash equivalents                                           (394,782)            (32,611)

Cash and cash equivalents at beginning of period                                             1,046,828             337,917
                                                                                        ------------------ ------------------

Cash and cash equivalents at end of period                                             $       652,046             305,306
                                                                                        ================== ==================



The accompanying notes are an integral part of the consolidated financial statements.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES
       Condensed Consolidated Statement of Changes in Stockholders' Equity (Thousand pesos of constant purchasing power as of September 30, 2004)



                                                                                                  Change in the
                                                                                   Cumulative     fair value of        Total
                                                  Additional                    deferred income     derivative      stockholders'
                                 Common stock   paid-in capital    Deficit         tax effect      instruments         equity
                                -------------- -----------------  ------------- ----------------  -------------- -----------------

      Balances as of
        December 31, 2003     $     6,963,340           137,780    (1,655,252)          116,117         -                5,561,985

      Comprehensive income            -               -                (5,419)        -                    7,677             2,258
                                -------------- -----------------  ------------- ----------------  -------------- -----------------

      Balances as of
        September 30, 2004
        (Unaudited)           $     6,963,340           137,780    (1,660,671)          116,117            7,677         5,564,243
                                ============== =================  ============= ================  ============== =================




     The accompanying notes are an integral part of the consolidated financial statements.

                     AXTEL, S. A. DE C. V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

                           September 30, 2004 and 2003

     (Thousand pesos of constant purchasing power as of September 30, 2004)


(1) Organization and description of business

     Axtel, S. A. de C. V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company's activity, a concession is required (see note 13d). In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

     The Company's capital structure has a Mexican majority share ownership with 58.52% of shares with voting rights owned by Telinor Telefonia, S. de R.L. de C.V., the remaining 41.48% is distributed among other entities.

     AXTEL offers different access technologies, including fixed wireless telephones, point-to-point, point-to-multipoint, a fiber optic radio links and copper technology, depending on the communication needs of the clients.

     The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

     o 60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $141,386 for the Company.

     o 112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $71,304 for the Company.

     o 50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $730,112 for a period of twenty years with an extension option.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



     The Company has commercial services in Monterrey, Mexico City, Guadalajara, Puebla, Toluca, Leon, Queretaro and San Luis Potosi. (See note 14).

(2)  Financial statement presentation

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (MexGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of September 30, 2004, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

     The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

                                                                Inflation
                                               NCPI                 %
                                           --------------     --------------

                September 30, 2004            403.343              3.34
                December 31, 2003             390.299              3.99
                September 30, 2003            383.800              2.26

     The accompanying financial statements should be read in conjunction with Axtel's Annual Audited Financial Statements for the year ended December 31, 2003, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Mexico have been condensed or omitted. The Company's condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

     When reference is made to pesos or "$", it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to "U.S. dollar millions", the amounts in these notes are stated in thousand of constant Mexican pesos as of the balance sheet date.

     The consolidated financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

                                                                  % ownership
                                                                  -----------
     Instalaciones y Contrataciones, S. A. de C. V.                   99.998%
     Impulsora e Inmobiliaria Regional, S. A. de C. V.                99.998%
     Servicios Axtel, S. A. de C. V.                                  99.998%

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


(3)  Accounting changes

     Derivative financial instruments

     The Mexican Institute of Public Accountant (IMCP) issued Bulletin C-10 "Derivative financial instruments and hedging operations", effective January 1, 2005, with an early adoption encouragement. One of the main provision of this new standard is the classification of hedging through derivative financial instruments according to the exposure to be hedged, in three accounting models: on fair values, on cash flows and on net investments of subsidiaries located abroad. Bulletin C-2, "Financial instruments" only divided derivative financial instruments according to the Company's intention, either for hedging purposes or negotiation or speculation purposes.

     Bulletin C-10 mentions that in a hedging exposure of cash flows the effective portion (documented, designated and measured from the beginning of the operation) of the gains or losses of the hedging instrument should be recognized within the comprehensive result account in stockholders' equity, before being offset to asset or liabilities whose risks will be hedged and/or offset. The non-effective portions (portions not hedging or that stop hedging the designated risks) should be immediately recognized in results of the period.

     The Company decided on the early adoption of Bulletin C-10 for 2004. As a result of this early adoption, the Company recognized a gain from effective hedging amounts for the derivative financial instruments as an increase to stockholders' equity accounts, for $7,677, net of a deferred tax effect of $3,643 which corresponds to the unrealized portions of these derivative financial instruments.

(4)  Hedging

     On March 29, 2004, the Company entered into two separate derivative Cross Currency Swaps (CCS) transactions denominated "Coupon Swap" agreements to hedge a portion of their US dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes which mature in 2013. Under the transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S.$ 113.75 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at annual rate of 12.30%. Both of these transactions will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS match, in interest payment dates and conditions, those of the underlying debt.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


     If there is no early settlement, at maturity of the contracts and the underlying debt, the Company and the counterparty will exchange notional amounts, so the Company will receive the cash flow in the currency of the underlying debt necessary to cover its primary obligation, and will pay the notional amount in the exchanged currency in the CCS, as a result, the original financial risk profile related to interest rates and currencies of the underlying debt has been effectively exchanged. The CCS information is as follows:

     (Amounts in millions)


                                                   Currencies                           Interest Rates
                                                  --------------------------------------------------------
                                                    Notional
                                                      amount       Amount in
                                    Notional        (nominal         new              Axtel      Axtel     Estimated
      Maturity date                   amount          value)       currency          receives    pays      fair value
     ----------------------------------------------------------------------------------------------------------------

   December 15, 2008              U.S.$ 113.75       $ 1,270     U.S.$ 113.75         11.00%     12.30%     U.S.$1.0


     The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company's exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties, and consequently, there is no direct measure of the Company's exposure to the use of these derivatives. The amounts exchanged in cash are determined based on the basis of the notional amounts and other terms included in the derivative financial instruments.

(5) Prepaid expenses

     Prepaid expenses consist of the following:

                                                    (Unaudited)
                                                   September 30,    December 31,
                                                       2004             2003
                                                       ----             ----

   Airspan Communications                      $    247,246          -
   Nortel Networks                                   36,939            166,539
   Maxcom Telecomunicaciones                         36,471              8,579
   Other                                             48,579             14,914
                                                --------------   ---------------

             Total prepaid expenses            $    369,235            190,032
                                                ==============   ===============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


(6) Property, systems and equipment

     Property, systems and equipment are analyzed as follows:


                                                          (Unaudited)
                                                     ---------------------
                                                         September 30,         December 31,
                                                     ---------------------  ------------------
                                                             2004                  2003             Useful lives
                                                             ----                  ----             ------------

       Land                                         $             37,047              37,047
       Building                                                  121,509             120,447          25 years
       Computer and electronic equipment                         993,316             875,734          3 years
       Transportation equipment                                   15,685              14,922          4 years
       Furniture and fixtures                                     96,939              91,399          10 years
       Network equipment                                       6,161,781           5,959,721       6 to 28 years
       Leasehold improvements                                    146,427             136,261
       Construction in progress                                  927,869             427,192
                                                     ---------------------  ------------------

                                                               8,500,573           7,662,723

       Less accumulated depreciation                           2,933,268           2,296,831
                                                     ---------------------  ------------------

          Property, systems and equipment, net      $            5,567,305           5,365,892
                                                     =====================  ==================


     The Company has capitalized comprehensive financial result CFR as a component of the acquisition cost of property, systems and equipment, aggregating $2,244 as of September 30,2004.

(7) Other assets

      Other assets consist of the following:

                                            (Unaudited)
                                           September 30,         December 31,
                                       --------------------    ----------------
                                                  2004               2003
                                                  ----               ----

      Notes issuance costs               $       69,251             61,849
      Telmex special projects                    48,110             34,604
      Guarantee deposits                         15,882             14,604
      Other                                       4,902              1,844
                                          ----------------     -------------

                                                138,145            112,901
      Less accumulated amortization               6,517          -
                                          ----------------     -------------

           Other assets, net             $      131,628            112,901
                                          ================     =============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



(8) Short-term debt

     Short term debt and their main characteristics are as follows:


                                                                                            (Unaudited)
                                                                                        -------------------
                                                                                           September 30,           December 31,
                                                                                        -------------------     ------------------
                                                                                               2004                   2003

     Revolving  line of credit  with SR Telecom  Canada Inc.  denominated  in U.S.
     dollars.  The  payments  are made 50% net 30 days and 50% net 360  days.  The interest  rate is LIBOR  plus  6.25  percent  points  applicable  only to the
     360-day portion.                                                               $           -                          4,311

     Revolving line of credit with Banco  Mercantil del Norte S.A.  (Banorte) used
     for letters of credit, denominated in U.S. dollars up to 360 days.                           60,178                  14,569

     Other short-term  financing with several  institutions  and/or suppliers with
     interest rates fluctuating between 10% and 11%.                                              23,922                   5,922
                                                                                        -------------------     -----------------

              Total short-term notes payable                                        $             84,100                  24,802
                                                                                        ===================     =================

(9) Long-term debt

     Long-term debt and its main characteristics are as follows:

     U.S.$ 175 million in  aggregate  principal  amount of 11% Senior  Notes due  $             1,996,855             2,032,015
     2013.  Interest  will be payable  semi-annually  in arrears on June 15, and
     December 15 of each year commencing June 15, 2004.

     Hewlett  Packard  de  Mexico,  S.  de R.L.  de  C.V.,  denominated  in U.S.
     dollars,  payable in 36 monthly  installments with a six-month grace period
     maturing in 2005. The interest rate is 9.8%.                                             -                           4,613

     Promissory  Notes with Hewlett  Packard  Operations  Mexico,  S. de R.L. de
     C.V.  denominated  in U.S.  dollars,  payable in 12 quarterly  installments
     maturing in September 2006. The interest rate is 9.5%.                                        48,477                22,290





                                      -10-


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


                                                                                        (Unaudited)
                                                                                       September 30,        December 31,
                                                                                           2004                 2003
                                                                                           ----                 ----
     Line of credit with Siemens  Financial  Services Inc.  denominated in U.S.
     dollars.  The payments  are made in six  semiannual  installments  through
     2005. The interest rate is LIBOR plus 5.5 percentage  points.  Interest is
     payable semiannually.                                                                  -                        53,247

     Line of  credit  with  Agilent  Technologies  Mexico  S.  de R.L.  de C.V.
     denominated  in U.S.  dollars.  The  payments  are made in six  semiannual
     installments through 2005. The interest rate is 9.8%.                                  -                         2,497

     Other long-term financing with several credit institutions with rates fluctuating between 9% and 10% for those denominated in dollars and TIIE
     (Mexican average interbank rate) plus six percentage points for those
     denominated in pesos.                                                                      47,172               33,194
                                                                                    -------------------  --------------------

     Total long-term debt                                                                    2,092,504            2,147,856

     Less current maturities                                                                    41,960               56,226
                                                                                    -------------------  --------------------

     Long-term debt, excluding current maturities                               $            2,050,544            2,091,630
                                                                                    ===================  ====================


     Annual installments of long-term debt are as follows:

                  Year                               Amount
                  ----                               ------

                 September 2006             $            33,774
                 September 2007                          17,814
                 September 2008                           2,101
                 Thereafter                           1,996,855
                                                 ----------------
                                                    $ 2,050,544
                                                 ================

     The following are the most important changes in long-term debt during the nine-month period ended September 2004 and the year ended December 31, 2003:

a) On March 18, 2003, the Company obtained a loan for U.S.$ 75 million from Banco Mercantil del Norte, S.A. (Banorte) at a variable Libor interest rate to 90 days plus certain basis points, payable quarterly. The loan payments were set in four equal consecutive quarterly installments of U.S.$ 4.5 million and one last installment of U.S.$ 57 million, beginning 24 months after the credit disposition date, which was March 20, 2003. On December 17, 2003 this loan was paid. (See note 9d).

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



b) On March 20, 2003, the Company entered into a debt-restructuring agreement with Nortel Networks Limited and Nortel Networks de Mexico (Nortel), as follows: payment in cash of U.S.$ 125.2 million, issuance by the Company of a promissory note for U.S.$ 24.2 million and the capitalization of debt of U.S.$ 178.5 million in exchange for 250,836,980 Series "N" shares of common stock (see note 12). As a result of this transaction, Axtel recognized a gain on the forgiveness of debt of approximately $1,921,000. The promissory note for U.S.$ 24.2 million dollars was paid in December 2003. (See note
     9d). After this transaction and in accordance with the debt restructuring agreement all new purchases from Nortel should be either secured through the issuance of a letter of credit or prepaid.

c) On May 2003 the Company entered in an agreement with Bell Canada International (BCI) to terminate all of the rights and obligations of both parties under the technical services agreement and a secondment agreement dated as of October 6, 1997, including Axtel's obligations to pay fees in the future based on the Company's financial performance and in full settlement of any and all claims that BCI may have against Axtel arising out of or related to the above mentioned agreements. The termination agreement was for U.S.$ 15.6 million, which was included in other income (expense) line item; originally payable as follows: U.S.$ 2.7 million at closing of the agreement, U.S.$ 1.1 million in June 2003, U.S.$ 1.1 million in September 2003, U.S.$ 1.1 million in December 2003 and U.S.$ 9.3 million, maturing thirty seven (37) months after closing payable without interest and in a single installment. On December 17, 2003 this debt was paid (Se note 9d).

d) On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million ($2,032 million pesos) maturing on December 15, 2013. Interest on the Notes are payable semiannually at a annual rate of 11%, beginning on June 15, 2004.

     Each of the subsidiaries is guaranteeing the notes with unconditional guaranties that are unsecured.

     The indenture of the notes contains certain affirmative and negative covenants, as of September 30, 2004, the Company was in compliance with all covenants.

     With the proceeds of the offering the Company prepaid in full the Banorte facility, the Nortel promissory note and the BCI Indebtedness.

     Some of the debt agreements that remain outstanding establish certain covenants, the most important of which refer to limitations on dividend payments and comprehensive insurance on pledged assets, among others. As of September 30, 2004, the Company was in compliance in all its covenants and obligations.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



(10) Other accounts payable

     As of September 30, 2004 and December 31, 2003, the other accounts payable consist of the following:


                                              (Unaudited)
                                             September 30,      December 31,
                                             -------------      ------------
                                                 2004                2003
                                                 ----                ----

       Guarantee Deposits (note 13a)      $         148,338         150,950
       Interest payable (note 13a)                   30,130          25,078
       Other                                         49,088          24,779
                                           ----------------- -----------------

          Total other accounts payable    $         227,556         200,807
                                           ================= =================

(11) Income tax (IT), tax on assets (TA), employee statutory profit sharing
     (ESPS) and tax loss carryforwards

     The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

     In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from MexGAAP.

     The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

     A new Income tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would be 32% in 2005.

     For the nine months ended September 30, 2004 and 2003 (unaudited), deferred IT amounted to an expense of $39,200 and $513,877, respectively.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



     In June 2004 the Company filed before the Mexican tax authority its Statutory Tax Report and also filed an amended Income Tax Return. In which the net tax operating loss carryforwards were decreased in approximately $90,000. On the other hand, the Company increased its deferred tax expense in approximately $30,000 as a consequence of the above mentioned tax reports.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 are presented below:

                                                                   December 31,
                                                                   ------------
                                                                       2003
                                                                       ----
 Deferred tax assets:
          Net operating loss carryforwards                   $        516,193
          Allowance for doubtful accounts and write-off               179,225
          Accrued liabilities                                          23,327
          Tax on assets                                                 8,486
          Accrued vacations                                             2,538
                                                                 --------------

                Total gross deferred tax assets                       729,769

        Less valuation allowance                                       11,422
                                                                 --------------

               Net deferred tax assets                                718,347
                                                                 --------------

 Deferred tax liabilities:
         Property, systems and equipment                             223,109
         Telephone concession rights                                 158,140
         Pre-operating expenses                                       67,205
         Other assets                                                  1,912
         Inventories                                                   7,573
                                                                 -------------

               Total deferred tax liabilities                        457,939
                                                                 -------------

               Deferred tax assets, net                      $       260,408
                                                                 =============


      The Company assesses realizability of deferred tax assets based on the existence of taxable temporary differences expected to reverse in the same periods as the realization of deductible temporary differences or in later periods in which the tax loss carryforwards can be applied and when, in the opinion of Company management, there will be enough future taxable income for the realization of such deductible temporary differences. However, the amounts of realizable deferred tax assets could be reduced if the taxable income is lower. As of September 30, 2004 and December 31, 2003 a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company. No deferred tax asset valuation allowance was established for AXTEL tax loss carryforwards, since, in the opinion of Company management there will be enough future taxable income to realize the net deferred tax assets.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



      According to the IT law, the tax loss of a year, updated for inflation, may be carried to the succeeding ten years. The tax losses have no effect on ESPS. As of December 31, 2003, the tax loss carryforwards expire as follows:

                                      Inflation-adjusted
                                             tax loss
             Year                         carryforwards
             ----                         -------------

       2009                       $              583
       2010                                  960,141
       2011                                  217,283
       2012                                  435,096
                                    -------------------
                                  $        1,613,103
                                    ===================

(12) Stockholders' equity

     The main characteristics of stockholders' equity are described below:

     (a)  Common stock structures

          At a General Stockholders' Meeting, held on February 28, 2003 the stockholders approved the following:

          1. Cancellation of the stockholders' outstanding contribution of U.S.$ 10 million according to the resolutions of the General Stockholders' Meeting held on March 30, 2001, releasing the Company's stockholders from their obligation to make this contribution to capital. Consequently, a U.S.$ 10 million decrease was approved of the variable portion of common stock of the Company.

          2. Additional contribution to the variable portion of common stock for an amount equivalent in Mexican pesos to U.S.$ 60 million payable in cash. Consequently, it was approved to issue 2,156,184,303 shares, which will be distributed as follows:
               1,041,437,018 Series A shares Variable; 549,355,873 Series B shares Variable; 451,232,470 Series C shares Variable and 114,158,942 Series N shares, all of them with no par value. In addition the Shareholder's Meeting also resolved that all Series "B" shares were to be exchanged for either Series "A" shares, in the case of investors of Mexican nationality, or Series "C" shares, in the case of investors of non-Mexican nationality.

          3. Additional contribution to the variable portion of common stock of the Company for up to the amount equivalent in Mexican pesos to U.S.$ 200 million through the capitalization of liabilities payable to Nortel (See note 9). Consequently, it was approved to issue 250,836,980 registered shares, with no par value and no right to vote. All the shares were Series "N" shares of the Company's common stock in favor of Nortel, that when issued, will represent 9.9% of the total number of shares issued and paid of the Company's common stock.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


          In addition, the Company entered in a subscription agreement with Nortel Networks Limited (Nortel), where Nortel agrees to subscribe for 250,836,980 nominative, non par value and non-voting Series "N" Shares for a total subscription price of $2,051,299 (U.S.$ 178.5 million). Such subscription price shall be considered to be satisfied by means of the debt capitalization as contemplated in the Restructuring Agreement (see note 9). Upon subscription of the shares, such shares represent 9.9% of the total issued and outstanding shares of the common stock of the Corporation.

          Also, the Company entered in a subscription agreements with LAIF X Sprl, Tapazeca Sprl and New Hampshire Insurance Company whereby these entities agreed to subscribe and pay for 115,068,613 Series "B" shares, and 426,843,722 Series "C" shares all of which are nominative, non par value and voting shares, and 36,181,412 Series "N" shares which are nominative, non par value and non-voting for a total subscription price of U.S.$ 16.0 million.

          In an Extraordinary Shareholders Meeting dated September 8, 2004 the shareholders approved a proposal to increase the variable portion of the capital stock of the Company in the amount in Mexican pesos equal to $3,004 through the issuance of 124,957,212 non-voting Series "N" shares which will represent 4.7% of the total issued capital stock of the Company, to be allocated as follows: (i) 1.7% to be allocated to the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to the Stock Grant approved by the Remuneration Committee, and (ii) 3.0% to be allocated to the Company's Employee Stock Option Plan to be implemented in accordance with the resolutions adopted by the Remuneration Committee Meeting and the terms and conditions deemed by management to be appropriate and advisable under certain guidelines. These series "N" stocks have not been issued.

          The Company common stock consists of 1,253,233,984 Series "A" shares, 888,152,627 Series "C" shares and 392,320,255 series "N" shares. Series "A" and "C" shares have the right to vote, and series "N" shares have no par value and no voting rights. Series "A" is restricted to Mexican individuals or corporations.

     (b)  Stockholders' equity restrictions

          Stockholder contributions, restated as provided for in tax law, totaling of $7,046,208 may be refunded to stockholders tax-free.

          No dividends may be paid while the Company has a deficit.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


(13) Commitments and contingencies

     As of September 30, 2004, there are the following commitments and contingencies:

     (a) On January 24, 2001 a contract was signed with Spectra Site Communications Mexico, S. de R.L. de C.V. (Spectra Site) which expired on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Spectra Site and, in turn, sell or lease them under an operating lease plan.

          On January 24, 2001, the Company received U.S.$ 13 million from Spectra Site to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Spectra Site on the amount of the security corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. As of September 30, 2004, the Company has recognized a liability to cover such interest for $30,130, presenting it as other accounts payable in the balance sheet.

          During 2002, Spectra Site Communications filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Spectra Site for unilateral rescission of the contract. As of September 30, 2004, the trial is at a stage where evidence is being shown, and thus it is impossible to determine whether there is a contingency for the Company.

          On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately US$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and the Appeal Court on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet. Metronet has a last resource before the Mexican Federal Courts to change the Appeal Court judgment.

     (b) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


     (c) In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $31,392 and to other service providers for $27,191.

     (d) The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 1, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications,
          (iv) filing monthly reports about disruptions, (v) filing the services' tariff, and (vi) providing a bond.

     (e) The Company leases some equipment and facilities under operating leases. Some of these leases have renewal clauses. Lease expense for three months period ended September 30, 2004 and 2003 was $73,793 and $42,232 respectively. Lease expense for nine months period ended September 30, 2004 and 2003 was $193,465 and $136,457 respectively.

          The annual payments under these leases as of September 30, 2004 are as follows:

                                             Contracts in:
                         ----------------------------------------------------
                                              Dollars             UDIS
                              Pesos         (thousands)    (Investment units)
                         ----------------  --------------  ------------------

            2004        $       15,925           1,913             13,708
            2005                57,602           6,184             54,833
            2006                43,492           4,935             54,833
            2007                37,382           4,035             54,833
            2008                31,860           2,809             54,833
            Thereafter         127,781          14,085             45,694
                         ----------------  --------------    ---------------

                        $      314,042          33,961            278,734
                         ================  ==============    ===============

     (f) As of September 30, 2004, the Company has placed purchase orders which are with pending delivery status from suppliers for approximately $902,403.

     (g) The Company has certain supply contracts establishing commitments to purchase en established minimum amount per year. These contracts are for a term of three years.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


     (h) On April 20, 2004 Axtel and Airspan entered, into a Amendment Agreement No. 2 to the Purchase and License Agreement of Fixed Wireless Access Equipment and the Technical Assistance Support Services Agreement, both dated March 20, 2004, by virtue of which the Parties agreed to: (i) reduce the prices of (a) the Fixed Wireless Access Equipment (RSS customer premise equipment and the radio base station equipment) and (b) the Technical and Support Services for years 2004 and 2005; (ii) eliminate Axtel's obligation to provide a payment guarantee under such Agreements, (iii) improve the delivery times of the equipments; (iv) create a single unit of RSS (customer premise equipment) which will be sell at a lower price in comparison of the current RSS customer premise equipment; and (v) cancel Axtel's purchase commitments of years 2005, 2006 and 2007 established under such Agreements and to replace such commitments with two new commitments, one for U.S.$ 55.0 million to purchase Fixed Wireless Access Equipment commencing April 20, 2004 and ending on December 31st, 2005 and the second commitment for the amount of U.S.$ 10.0 million to purchase any Airspan's product, commencing January 1st, 2006 and ending on May 1st, 2006.

     (i) On July 20, 2004 Axtel, Nortel Networks Limited and Nortel Networks de Mexico, S.A. de C.V., entered into a Purchase and License Agreement for the supply of next generation soft switch equipment and related services (the "NGN PLA"). This NGN PLA contains standard commercial and legal terms. In this NGN PLA Axtel has a purchase commitment to acquire from Nortel Networks the equipment and the software licenses required to have 100,000 lines in services by the end of the five (5) year term of such agreement.

(14) Subsequent events

     During the month of October 2004, the Company expanded their coverage to the cities of Aguascalientes and Saltillo. In these cities the Company offers the same array of products and services which are currently provided in the cities where the Company has presence.

(15) Differences between Mexican and United States accounting principles

     The consolidated financial statements of the Company are prepared according to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

     The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican inflationary economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


     The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net loss and stockholders' equity as of September 30, 2004 and 2003 is presented below, with an explanation of the adjustments.



                                                                                (Unaudited)                   (Unaudited)
                                                                                Three months ended            Nine months ended
                                                                         ----------------------------   -------------------------
                                                                                   September 30,           September 30,
                                                                         ----------------------------   -------------------------
                                                                             2004               2003         2004           2003
                                                                         ------------- ---------------  --------- ----------------

       Net (loss) income reported under Mexican GAAP ...............  $       (9,457)         (79,702)    (5,419)        985,506
                                                                         ------------- ---------------  --------- ----------------

       Approximated U.S. GAAP adjustments
       1. Deferred income taxes (see 15a)...........................           29,038          20,652     39,200          513,877
       2. Amortization of pre-operating expenses, net (see 15c).....            9,141           9,148     27,437           27,436
       3. Pre-operating expenses of the year (see 15c)..............          (13,361)         -         (20,421)          -
       4. Deferred revenues (see 15b)...............................           (3,904)          2,796        750           24,121
       5. Allowance for post retirement benefits (see 15d)..........              416             170        909              624
       6. Deferred financing cost amortization (see 15f)............            -              -            -              13,730
       7. Interest capitalization (see 15e).........................             (377)           (161)      (827)            (587)
       8. Gain in the forgiveness of debt (see 15g).................            -              -            -           1,323,492
                                                                         ------------- ---------------  --------- ----------------
       Total approximate U.S. GAAP adjustments......................           20,953          32,605     47,048        1,902,693
                                                                         ------------- ---------------  --------- ----------------

       Approximate net income (loss) under U.S. GAAP................  $        11,496        (47,097)     41,629        2,888,199
                                                                         ============= ===============  ========= ================




                                                                                     (Unaudited)
                                                                                    September 31,        December 31,
                                                                                   -----------------  ---------------
                                                                                         2004              2003
                                                                                   -----------------  ---------------

       Total stockholders' equity reported under Mexican GAAP................  $         5,564,243        5,561,985
                                                                                   -----------------  ---------------

       Approximate U.S. GAAP adjustments
       1. Deferred income taxes (see 15a)....................................             (217,367)        (260,408)
       2. Pre-operating expenses (see 15c)...................................             (199,800)        (206,816)
       3. Deferred revenues (see 15b)........................................              (75,071)         (75,821)
       4. Allowance for post retirement benefits (see 15d)...................              (27,184)         (28,093)
       5. Interest capitalization (see 15e)..................................               24,753           25,580
                                                                                   -----------------  ---------------
       Total approximate U.S. GAAP adjustments...............................             (494,669)        (545,558)
                                                                                   -----------------  ---------------
       Total approximate stockholders' equity under U.S. GAAP................  $         5,069,574        5,016,427
                                                                                   =================  ===============

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


The term "SFAS" as used in this document refers to Statement of Financial Accounting Standards.

     (a)  Deferred income taxes and employee's statutory profit sharing

          Deferred income taxes are accounted for under the asset and liability method. All of the Company's pretax income (loss) and reported income tax (expense) benefit is derived from domestic operations.

          Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, which can be reasonably presumed to result in a future liability or benefit, with no indication that the liabilities or benefits will not materialize.

          For U.S. GAAP purposes, the Company accounts for income taxes and employee statutory profit sharing under SFAS 109 "Accounting for Income Taxes," which uses the asset and liability method to account for deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences," by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards. The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

          The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as December 31, 2003 for U.S. GAAP are presented below:


                                                                   December 31,
                                                                   ------------
                                                                      2003
                                                                      ----
          Deferred tax assets:
          Net operating loss carryforwards...................... $     516,193
          Allowance for doubtful accounts and write-off.........       179,225
          Deferred revenues.....................................        25,779
          Seniority premium and allowance for
             post retirement benefits...........................         8,989
          Accrued vacations.....................................         2,538
          Accrued liabilities...................................        23,327
          Tax on assets.........................................         8,486
          Fair value of derivative instruments..................         -
                                                                   -------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)






                  Total gross deferred tax assets.............        764,537

          Less valuation allowance............................        (367,530)
                                                                 --------------
                  Net deferred tax assets.....................        397,007
                                                                 --------------

          Deferred tax liabilities:
          Property, systems and equipment ....................        231,294
          Telephone concession rights.........................        158,140
          Other assets........................................      -
          Inventories.........................................          7,573
                                                                 --------------
                  Total deferred tax liabilities..............        397,007
                                                                 --------------

          Net deferred tax liabilities under U.S. GAAP              -
          Less net deferred assets recognized
               under Mexican GAAP.............................        260,408
                                                                 --------------
          U.S. GAAP adjustment to stockholders' equity........$       (260,408)
                                                                 ==============

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Since the Company has not generated taxable income in its three years of operations, a deferred tax asset valuation allowance of $367,530 as of December 31, 2003 was recorded for U.S. GAAP. This represents a decrease in the valuation allowance $ (517,765) for the year ended December 31, 2003.

     (b)  Revenue recognition

          On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

          a) there is persuasive evidence of an agreement; b) the delivery was made or the services rendered; c) the sales price to the purchaser is fixed or determinable; and d) collection is reasonable assured.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


          SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

          One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

          Based on the provisions and interpretations of SAB 101, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above U.S. GAAP reconciliation.

     (c)  Start-up costs

          In April 1998, the AICPA issued Statement of Position 98-5, "Report of Start-up Costs" (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred. SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998. Under Mexican GAAP, this type of costs is recognized as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of $27,437 and $27,436 in September 30, 2004 and 2003, as shown in the U.S. GAAP reconciliation, and has reduced stockholders' equity by $199,800 and $206,816 to write off the unamortized balance at September 30, 2004 and December 31, 2003.

     (d)  Other employee benefits

          Severance

          Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. The Company recognized an accrual amounting to $27,184 and $28,093 as of September 30, 2004 and December 31, 2003, respectively.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


     (e)  Capitalized interest

          Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

          The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

     (f)  Deferred financing cost amortization

          Under Mexican GAAP, the Company amortizes deferred financing cost under the straight-line method over the life of the related debt. For U.S. GAAP, this cost is amortized on the interest method over the life of the related debt.

     (g)  Gain on the forgiveness of debt

          On March 20, 2003, the Company entered into a debt-restructuring agreement with Nortel Networks Limited and Nortel Networks de Mexico (Nortel). The Company paid Nortel U.S.$ 125.2 million in cash, issued a new note for U.S.$ 24.2 million and capitalized U.S.$ 178.5 million in exchange for 250,836,980 series N shares of capital stock to settled all the debt outstanding with Nortel as of the date of the transaction.

          For U.S. GAAP, and as required by SFAS 15 "Accounting for Debtors and Creditors for Troubled Debt Restructurings", the equity provided by Company to Nortel was recorded at the fair market value resulting in a net gain on the forgiveness of the debt of approximately $3,244,050.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


     (h)  Guaranteed debt

          On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million (2,032 million pesos) maturing on December 15, 2013. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004 (see note 9d).

          Each of the Company's consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured. Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V. All guarantees are full and unconditional and are joint and several.

          Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios have total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

          For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, "Axtel" corresponds to the parent company issuer. The second column, "Combined Guarantors", represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination. The third column, "Adjustments and Eliminations", includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fourth column, "Axtel Consolidated", represents the Company's consolidated amounts as reported in the consolidated financial statements. Additionally, all amounts presented under the line item "Investments in subsidiaries" for both the balance sheet and the income statement are accounted for by the equity method.

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


          The condensed consolidating financial information is as follows:


     Condensed consolidating balance sheets:
                                                                                             Adjustments
     (Unaudited)                                                            Combined             and             Axtel
     As of September 30, 2004                              Axtel           Guarantors       Eliminations      Consolidated
     ----------------------------------------------    ----------------------------------------------------------------------

     Current assets                                 $       1,632,035             112,806        (124,130)         1,620,711
     Property, systems and equipment, net                   5,559,256               9,523          (1,474)         5,567,305
     Deferred charges                                       1,113,245               5,775           -              1,119,020
     Investment in subsidiaries                                17,907             -               (17,907)            -
     Other non-current assets                                 149,562               1,915           -                151,477
                                                       ---------------  ------------------ ---------------- -----------------
         Total assets                               $       8,472,005             130,019        (143,511)         8,458,513
                                                       ---------------  ------------------ ---------------- -----------------

     Current liabilities                            $         853,970             108,861        (124,130)           838,701
     Long-term debt                                         2,050,544             -                 -              2,050,544
     Other non-current liabilities                              3,248               1,777           -                  5,025
                                                       ---------------  ------------------ ---------------- -----------------
         Total liabilities                                  2,907,762             110,638        (124,130)         2,894,270
                                                       ---------------  ------------------ ---------------- -----------------
     Total stockholders equity                              5,564,243              19,381         (19,381)         5,564,243
                                                       ---------------  ------------------ ---------------- -----------------

     Total liabilities and stockholders equity      $       8,472,005             130,019        (143,511)         8,458,513
                                                       ---------------  ------------------ ---------------- -----------------

                                                                                             Adjustments
                                                                            Combined             and              Axtel
     As of December 31, 2003                               Axtel           Guarantors        Eliminations     Consolidated
     ----------------------------------------------    ---------------  ------------------ ----------------- ----------------

     Current assets                                 $       1,692,490              96,451          (93,863)        1,695,078
     Property, systems and equipment, net                   5,357,524              10,167           (1,799)        5,365,892
     Deferred charges                                       1,200,134               6,447            -             1,206,581
     Investment in subsidiaries                                21,557             -                (21,557)           -
     Other non-current assets                                 133,384                 171            -               133,555
                                                       ---------------  ------------------ ----------------- ----------------
         Total assets                               $       8,405,089             113,236         (117,219)        8,401,106
                                                       ---------------  ------------------ ----------------- ----------------

     Current liabilities                            $         749,229              87,813          (93,863)          743,179
     Long-term debt                                         2,091,630             -                  -             2,091,630
     Other non-current liabilities                              2,245               2,067            -                 4,312
                                                       ---------------  ------------------ ----------------- ----------------
         Total liabilities                                  2,843,104              89,880          (93,863)        2,839,121
                                                       ---------------  ------------------ ----------------- ----------------
     Total stockholders equity                              5,561,985              23,356          (23,356)        5,561,985
                                                       ---------------  ------------------ ----------------- ----------------
     Total liabilities and stockholders equity      $       8,405,089             113,236         (117,219)        8,401,106
                                                       ---------------  ------------------ ----------------- ----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



     Condensed consolidating income statements:

                                                                                                Adjustments
     (Unaudited)                                                              Combined              and               Axtel
     For the three-month period ended September 30,
     2004                                                     Axtel          Guarantors        Eliminations        Consolidated
     -------------------------------------------------  ------------------ ----------------  ------------------ -------------------

     Rental, installation, service and other revenues $          976,105        230,877              (230,877)           976,105
     Costs of sales and services                                (310,459)        -                     -               (310,459)
     Selling and administrative expenses                        (344,480)       (233,653)             230,877          (347,256)
     Depreciation and amortization                              (250,163)           (130)              -               (250,293)
     Operating income (loss)                                      71,003          (2,906)              -                  68,097
     Comprehensive financing result, net                         (48,779)           (566)                 316           (49,029)
     Other income, net                                               189            640                  (316)               513
     Income tax                                                  (29,043)             5                -                (29,038)
     Investment in subsidiaries                                   (2,827)           -                   2,827             -
                                                        ------------------ ----------------  ------------------ -------------------
     Net income (loss)                                $           (9,457)         (2,827)               2,827            (9,457)
                                                        ------------------ ----------------  ------------------ -------------------

                                                                                                Adjustments
     (Unaudited)                                                              Combined              and               Axtel
     For the three-month period ended September 30,
     2003                                                     Axtel          Guarantors        Eliminations        Consolidated
     -------------------------------------------------  ------------------ ----------------  ------------------ -------------------

     Rental, installation, service and other revenues $          771,700          194,465            (194,448)           771,717
     Costs of sales and services                                (207,724)        -                     -               (207,724)
     Selling and administrative expenses                        (293,065)        (198,341)            194,448          (296,958)
     Depreciation and amortization                              (223,030)             (98)             -               (223,128)
     Operating (loss) income                                      47,881           (3,974)             -                  43,907
     Comprehensive financing result, net                         (96,019)            (386)                272           (96,133)
     Other income (expenses), net                                 (7,408)             856                (272)           (6,824)
     Income tax                                                  (19,508)          (1,144)             -                 (20,652)
     Investment in subsidiaries                                   (4,648)           -                   4,648            -
                                                        ------------------ ----------------  ------------------ -------------------
     Net income (loss)                                $          (79,702)          (4,648)              4,648           (79,702)
                                                        ------------------ ----------------  ------------------ -------------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



                                                                                                Adjustments
     (Unaudited)                                                              Combined              and               Axtel
     For the nine-month period ended September 30,
     2004                                                     Axtel          Guarantors        Eliminations        Consolidated
     -------------------------------------------------  ------------------ ----------------  ------------------ -------------------

     Rental, installation, service and other revenues $        2,764,111          669,296            (669,296)        2,764,111
     Costs of sales and services                                (863,795)        -                     -               (863,795)
     Selling and administrative expenses                        (963,620)        (671,594)            669,296          (965,918)
     Depreciation and amortization                              (727,622)            (734)             -               (728,356)
     Operating income                                            209,074           (3,032)             -                206,042
     Comprehensive financing result, net                        (182,288)          (1,486)                892          (182,882)
     Other income, net                                             9,977            1,536                (892)           10,621
     Income tax                                                  (38,530)            (670)             -                (39,200)
     Investment in subsidiaries                                   (3,652)           -                   3,652            -
                                                        ------------------ ----------------  ------------------ -------------------
     Net income (loss)                                $           (5,419)          (3,652)              3,652            (5,419)
                                                        ------------------ ----------------  ------------------ -------------------

                                                                                                Adjustments
     (Unaudited)                                                              Combined              and               Axtel
     For the nine-month period ended September 30,
     2003                                                     Axtel          Guarantors        Eliminations        Consolidated
     -------------------------------------------------  ------------------ ----------------  ------------------ -------------------

     Rental, installation, service and other revenues $        2,192,515          590,485            (590,420)        2,192,580
     Costs of sales and services                                (611,725)        -                     -               (611,725)
     Selling and administrative expenses                        (873,080)        (584,805)            590,420          (867,465)
     Depreciation and amortization                              (658,007)            (303)             -               (658,310)
     Operating (loss) income                                      49,703            5,377              -                 55,080
     Comprehensive financing result, net                        (366,376)          (1,322)                961          (366,737)
     Other income (expenses), net                              1,821,467           (9,466)               (961)        1,811,040
     Income tax                                                 (512,715)          (1,162)             -               (513,877)
     Investment in subsidiaries                                   (6,573)           -                   6,573            -
                                                        ------------------ ----------------  ------------------ -------------------
     Net income (loss)                                $          985,506           (6,573)              6,573           985,506
                                                        ------------------ ----------------  ------------------ -------------------

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)

     Condensed consolidating statements of changes in financial position:



                                                                                                 Adjustments
     (Unaudited)                                                                  Combined           and             Axtel
     For the nine-month period ended September 30, 2004             Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net (loss) income                                     $       (5,419)         (3,652)           3,652           (5,419)
        Non-cash items                                               769,804           1,404           (3,652)          767,556
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by (used in) operations             764,385          (2,248)           -               762,137
        Net (investment in) financing from operations               (266,051)          5,674             (841)         (261,218)
                                                                --------------  -------------- ---------------- -----------------
              Resources provided by operations, net                  498,334           3,426             (841)          500,919
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Loans payments, net                                            4,831            (841)             841             4,831
        Others                                                         3,443            -               -                 3,443
                                                                --------------  -------------- ---------------- -----------------
              Resources used in financing activities                   8,274            (841)             841            (8,274)
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                            (853,470)           (414)           -              (853,884)
        Other assets                                                 (48,346)         (1,745)           -               (50,091)
                                                                --------------  -------------- ---------------- -----------------
              Resources used in investing activities                (901,816)         (2,159)                          (903,975)
                                                                --------------  -------------- ---------------- -----------------

     (Decrease) increase in cash and equivalents                    (395,208)            426            -              (394,782)
     Cash and equivalents at the beginning of the period           1,046,358             470            -             1,046,828
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the period            $      651,150             896            -               652,046
                                                                --------------  -------------- ---------------- -----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)






                                                                                                 Adjustments
     (Unaudited)                                                                  Combined           and             Axtel
     For the nine-month period ended September 30, 2003             Axtel        Guarantors     Eliminations      Consolidated
     ---------------------------------------------------------- --------------  -------------- ---------------- -----------------

     Operating activities:
        Net income                                            $      985,506          (6,573)           6,573           985,506
        Non-cash items                                              (743,278)          1,465           (6,573)         (748,386)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in operations                             242,228          (5,108)           -               237,120
         Net financing from (investment in) operations              (249,030)          5,930             (800)         (243,900)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in operations, net                         (6,802)            822             (800)           (6,780)
                                                                --------------  -------------- ---------------- -----------------

     Financing activities:
        Increase in common stock                                   2,747,962            -               -             2,747,962
        Additional paid-in capital                                    (9,595)           -               -                (9,595)
        Proceeds from (loans payments), net                       (2,377,145)           (800)             800        (2,377,145)
        Others                                                       (66,677)           -               -               (66,677)
                                                                --------------  -------------- ---------------- -----------------
            Resources provided by (used in) financing                294,545            (800)             800           294,545
            activities
                                                                --------------  -------------- ---------------- -----------------

     Investing activities:
        Acquisition and construction of property, systems and
          equipment, net                                            (316,291)           -               -              (316,291)
        Other assets                                                  (3,717)           (368)           -                (4,085)
                                                                --------------  -------------- ---------------- -----------------
            Resources used in investing activities                  (320,008)           (368)           -              (320,376)
                                                                --------------  -------------- ---------------- -----------------

     Increase in cash and equivalents                                (32,265)           (346)           -               (32,611)
     Cash and equivalents at the beginning of the period             336,413           1,504            -               337,917
                                                                --------------  -------------- ---------------- -----------------
     Cash and equivalents at the end of the period            $      304,148           1,158            -               305,306
                                                                --------------  -------------- ---------------- -----------------


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


     The tables below present combined balance sheets as of September 30, 2004 and December 31, 2003, income statements for each of the three-month and nine-month periods ended September 30, 2004 and September 30, 2003, and statements of changes in financial position for each of the nine-month periods ended September 30, 2004 and September 30, 2003 for the Guarantors. Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined Guarantors" column.

     The amounts presented in the column "Combined Guarantors" are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

     Guarantors' Combined Balance Sheets:


     (Unaudited)
     As of  September 30, 2004                                                              Adjustments
     ------------------------------------                                    Servicios         and          Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations     Guarantors
                                          ------------ ------------------- --------------  -------------- ----------------

     Cash and cash equivalents          $        374                  13            509         -                    896
     Accounts receivable                          33           -                    240         -                    273
     Related parties receivables               6,822           -                 88,803           (575)           95,050
     Refundable taxes and other
        accounts receivable                    1,693               1,334         13,560         -                 16,587
                                          ------------ ------------------- --------------  -------------- ----------------

         Total current assets                  8,922               1,347        103,112           (575)          112,806
                                          ------------ ------------------- --------------  -------------- ----------------

     Property, systems and equipment,
     net                                      -                    9,523        -               -                  9,523
     Deferred income taxes                        16           -                  6,103           (344)            5,775
     Other                                       804           -                  1,111         -                  1,915
                                          ------------ ------------------- --------------  -------------- ----------------

         Total non current assets                820               9,523          7,214           (344)           17,213
                                          ------------ ------------------- --------------  -------------- ----------------

     Total assets                       $      9,742              10,870        110,326           (919)          130,019
                                          ============ ==================  =============   ============= ================
     Liabilities and Stockholders Equity

     Account payable and accrued
        liabilities                     $        653           -                 15,026         -                 15,679
     Taxes payable                             3,861           -                 36,520         -                 40,381
     Related parties payables                 -                    8,377        -                 (575)            7,802
     Other accounts payable                    2,048           -                 42,951         -                 44,999
                                          ------------ ------------------- --------------  -------------- ----------------

         Total current liabilities             6,562               8,377         94,497           (575)          108,861
                                          ------------ ------------------- --------------  -------------- ----------------

     Deferred income tax                      -                      344        -                 (344)         -
     Others                                      249           -                  1,528         -                  1,777
                                          ------------ ------------------- --------------  -------------- ----------------

         Total liabilities                     6,811               8,721         96,025           (919)          110,638
                                          ------------ ------------------- --------------  -------------- ----------------

     Stockholders' equity                      3,131               1,554         18,348         -                 23,033
     Net (loss) income                          (200)                595         (4,047)        -                 (3,652)
                                          ------------ ------------------- --------------  -------------- ----------------

     Total stockholders equity                 2,931               2,149         14,301         -                 19,381
                                          ------------ ------------------- --------------  -------------- ----------------

     Total liabilities and stockholders
     equity                             $      9,742              10,870        110,326           (919)          130,019
                                          ============ ==================  =============   ============= ================

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)



     As of December 31, 2003
     ------------------------------------
                                                                                           Adjustments
                                                                             Servicios         and           Combined
                   Assets                    Icosa        Inmobiliaria         Axtel       Eliminations     Guarantors
                                          ------------ ------------------- -------------- --------------- ----------------

     Cash and cash equivalents          $        164                  14            292         -                    470
     Accounts receivable                          34           -                     99         -                    133
     Related parties receivables               5,490           -                 78,945           (594)           83,841
     Refundable taxes and other
       accounts receivable                     1,015               1,378          9,614         -                 12,007
                                          ------------ ------------------- -------------- --------------- ----------------
         Total current assets                  6,703               1,392         88,950           (594)           96,451
                                          ------------ ------------------- -------------- --------------- ----------------

     Property, systems and equipment,
     net                                      -                   10,167        -               -                 10,167
     Deferred income taxes                         3           -                  6,887           (443)            6,447
     Other                                       171           -                -               -                    171
                                          ------------ ------------------- -------------- --------------- ----------------
         Total non current assets                174              10,167          6,887           (443)           16,785
                                          ------------ ------------------- -------------- --------------- ----------------
     Total assets                       $      6,877              11,559         95,837         (1,037)          113,236
                                          ============ ==================  =============   ============= ================

     Liabilities and stockholders'
     equity

     Account payable and accrued
     liabilities                        $        167           -                  8,731         -                  8,898
     Taxes payable                             2,837           -                 49,272         -                 52,109
     Related parties payables                 -                    9,237        -                 (594)            8,643
     Other accounts payable                      456           -                 17,707         -                 18,163
                                          ------------ ------------------- -------------- --------------- ----------------
          Total current liabilities             3,460               9,237         75,710           (594)           87,813
                                          ------------ ------------------- -------------- --------------- ----------------

     Deferred income tax                      -                      443        -                 (443)         -
     Others                                      286           -                  1,781         -                  2,067
                                          ------------ ------------------- -------------- --------------- ----------------
          Total liabilities                     3,746               9,680         77,491         (1,037)           89,880
                                          ------------ ------------------- -------------- --------------- ----------------

     Stockholders' equity                      3,890               1,539         21,474         -                 26,903
     Net (loss) income                          (759)                340         (3,128)        -                 (3,547)
                                          ------------ ------------------- -------------- --------------- ----------------

     Total stockholders equity                 3,131               1,879         18,346         -                 23,356
                                          ------------ ------------------- -------------- --------------- ----------------

     Total liabilities and stockholders
        equity                          $      6,877              11,559         95,837         (1,037)          113,236
                                          ============ ==================  =============   ============= ================


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)




     Guarantors' Combined Income Statements:


                                                                                                        Adjustments
  (Unaudited)                                                                           Servicios         and          Combined
  For the three-months period ended September 30, 2004     Icosa        Inmobiliaria      Axtel        Eliminations    Guarantors
     -------------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Rental and service revenues                      $     23,089              484         207,304          -             230,877

     Administrative expenses                               (23,089)         -              (210,564)         -            (233,653)
     Depreciation and amortization                           -                 (106)            (24)         -                (130)
                                                        ------------ ---------------- --------------- --------------  --------------

          Operating  income (loss)                           -                 378           (3,284)         -              (2,906)
                                                        ------------ ---------------- --------------- --------------  --------------

     Comprehensive financing result, net                      (116)            (207)           (243)         -                (566)
                                                        ------------ ---------------- --------------- --------------  --------------

     Other income, net                                       -               -                 640           -                640
                                                        ------------ ---------------- --------------- --------------  --------------

        (Loss) income before income taxes and
          employee statutory profit sharing                   (116)            171           (2,887)         -              (2,832)
                                                        ------------ ---------------- --------------- --------------  --------------

          Total income tax and employee
             statutory profit sharing benefit                  14               46              (55)         -                  5
                                                        ------------ ---------------- --------------- --------------  --------------

              Net (loss) income                       $       (102)            217           (2,942)         -              (2,827)
                                                        ------------ ---------------- --------------- --------------  --------------

                                                                                                        Adjustments
  (Unaudited)                                                                           Servicios         and          Combined
  For the three-months period ended September 30, 2003     Icosa        Inmobiliaria      Axtel        Eliminations    Guarantors
     -------------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Rental and service revenues                      $     12,473              506        181,486         -               194,465

     Administrative expenses                               (13,989)         -              (184,352)       -              (198,341)
     Depreciation and amortization                          -                   (98)        -              -                   (98)
                                                        ------------ ---------------- --------------- --------------  --------------

          Operating income                                 (1,516)              408        (2,866)         -               (3,974)
                                                        ------------ ---------------- --------------- --------------  --------------

     Comprehensive financing result, net                       (25)            (215)           (146)       -                  (386)
                                                        ------------ ---------------- --------------- --------------  --------------

     Other expenses, net                                        109        -                     747       -                    856
                                                        ------------ ---------------- --------------- --------------  --------------

        (Loss) income before income taxes and
           employee statutory profit sharing                (1,432)             193         (2,265)        -               (3,504)
                                                        ------------ ---------------- --------------- --------------  --------------

          Total income tax and employee
            statutory profit sharing                             14               61       (1,219)         -                (1,144)
                                                        ------------ ---------------- --------------- --------------  --------------

              Net (loss) income                       $     (1,418)             254         (3,484)        -                (4,648)
                                                        ------------ ---------------- --------------- --------------  --------------



                                      -33-


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)

                                                                                                        Adjustments
  (Unaudited)                                                                           Servicios         and          Combined
  For the nine-months period ended September 30, 2004     Icosa        Inmobiliaria      Axtel        Eliminations    Guarantors
     -------------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Rental and service revenues                     $    52,213            1,462         615,621            -           669,296

     Administrative expenses                              (52,213)         -              (619,381)          -           (671,594)
     Depreciation and amortization                          -                 (320)           (414)          -               (734)
                                                       ------------  --------------- ---------------  -------------- --------------

          Operating  income (loss)                          -               1,142           (4,174)          -             (3,032)
                                                       ------------  --------------- ---------------  -------------- --------------

     Comprehensive financing result, net                     (209)            (647)           (630)          -             (1,486)
                                                       ------------  --------------- ---------------  -------------- --------------

     Other income, net                                         (4)           -              1,540            -             1,536
                                                       ------------  --------------- ---------------  -------------- --------------

        (Loss) income before income taxes and
          employee statutory profit sharing                  (213)            495           (3,264)          -             (2,982)
                                                       ------------  --------------- ---------------  -------------- --------------

          Total income tax and employee
             statutory profit sharing benefit                   13            100             (783)          -               (670)
                                                       ------------  --------------- ---------------  -------------- --------------

              Net (loss) income                      $       (200)            595           (4,047)          -             (3,652)
                                                       ------------  --------------- ---------------  -------------- --------------

                                                                                                        Adjustments
  (Unaudited)                                                                           Servicios         and          Combined
  For the nine-months period ended September 30, 2003     Icosa        Inmobiliaria      Axtel        Eliminations    Guarantors
     -------------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Rental and service revenues                     $     31,525           1,526         557,434          -             590,485

     Administrative expenses                              (33,556)         -              (551,249)        -             (584,805)
     Depreciation and amortization                         -                  (303)        -               -                 (303)
                                                       ------------  --------------- ---------------  -------------- --------------

          Operating income                                 (2,031)           1,223          6,185          -               5,377
                                                       ------------  --------------- ---------------  -------------- --------------

     Comprehensive financing result, net                      (99)            (746)           (477)        -               (1,322)
                                                       ------------  --------------- ---------------  -------------- --------------

     Other expenses, net                                       23          -                (9,489)        -               (9,466)
                                                       ------------  --------------- ---------------  -------------- --------------

        (Loss) income before income taxes and
           employee statutory profit sharing               (2,107)            477           (3,781)        -               (5,411)
                                                       ------------  --------------- ---------------  -------------- --------------

          Total income tax and employee
            statutory profit sharing                         (182)             67           (1,047)        -               (1,162)
                                                       ------------  --------------- ---------------  -------------- --------------

              Net (loss) income                      $     (2,289)            544           (4,828)        -               (6,573)
                                                       ------------  --------------- ---------------  -------------- --------------




                                      -34-

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


     Guarantors' Combined Statements of Changes in Financial Position:

                                                                                                        Adjustments
  (Unaudited)                                                                           Servicios         and          Combined
  For the nine-months period ended September 30, 2004     Icosa        Inmobiliaria      Axtel        Eliminations    Guarantors
     -------------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Operating activities:
        Net (loss) income                            $      (200)             595           (4,047)          -             (3,652)
        Non-cash items                                       (13)             220           1,197            -             1,404
                                                       ------------  --------------- ---------------  -------------- --------------

            Resources (used in) provided by
              operations                                    (213)             815           (2,850)          -             (2,248)

            Net financing from operations                  1,057               25           4,592            -             5,674
                                                       ------------  --------------- ---------------  -------------- --------------

            Resources provided by operations, net           (844)             840           1,742            -             3,426
                                                       ------------  --------------- ---------------  -------------- --------------

     Financing activities:
        Increase in common stock                             -              -               -                -              -
        Loans payment, net                                   -                (841)         -                -               (841)
                                                       ------------  --------------- ---------------  -------------- --------------

     Resources used in financing activities                  -                (841)         -                -               (841)
                                                       ------------  --------------- ---------------  -------------- --------------

     Investing activities:
        Property, system and equipment, net                  -              -                 (414)          -               (414)
        Other assets                                        (634)           -               (1,111)          -             (1,745)
                                                       ------------  --------------- ---------------  -------------- --------------

            Resources used in investing activities          (634)           -               (1,525)          -             (2,159)
                                                       ------------  --------------- ---------------  -------------- --------------

     Increase in cash and equivalents                        210                (1)           217            -               426

     Cash and equivalents at the beginning of the
        period                                               164               14             292            -               470
                                                       ------------  --------------- ---------------  -------------- --------------

     Cash and equivalents at the end of the period   $       374               13             509            -               896
                                                       ------------  --------------- ---------------  -------------- --------------







                                      -35-

                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)


                                                                                                        Adjustments
  (Unaudited)                                                                           Servicios         and          Combined
  For the nine-months period ended September 30, 2003     Icosa        Inmobiliaria      Axtel        Eliminations    Guarantors
     -------------------------------------------------- ------------ ---------------- --------------- --------------  --------------

     Operating activities:
        Net income (loss)                            $     (2,289)            544         (4,828)           -             (6,573)
        Non-cash items                                       182              236           1,047           -              1,465
                                                       ------------  --------------- ---------------  -------------- --------------

          Resources (used in) provided by operations       (2,107)            780         (3,781)           -             (5,108)

           Financing from (investment in)
             operations, net                               2,582               19           3,329           -              5,930
                                                       ------------  --------------- ---------------  -------------- --------------

          Resources provided by (used in)
            operations, net                                  475              799           (452)           -                822
                                                       ------------  --------------- ---------------  -------------- --------------

     Financing activities:
        Loans payments, net                                -                 (800)          -               -               (800)
                                                       ------------  --------------- ---------------  -------------- --------------

          Resources used in financing activities           -                 (800)          -               -               (800)
                                                       ------------  --------------- ---------------  -------------- --------------

     Investing activities:
        Other assets                                         (368)         -                -               -               (368)
                                                       ------------  --------------- ---------------  -------------- --------------

          Resources used in investing activities             (368)         -                -               -               (368)
                                                       ------------  --------------- ---------------  -------------- --------------

     Increase (decrease) in cash and equivalents             107                (1)         (452)           -               (346)

     Cash and equivalents at the beginning of the
        period                                                80               53           1,371           -              1,504
                                                       ------------  --------------- ---------------  -------------- --------------

     Cash and equivalents at the end of the period   $       187               52             919           -              1,158
                                                       ------------  --------------- ---------------  -------------- --------------



                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
        (Thousand pesos of constant purchasing power as of June 30, 2004)


     Guarantors - U.S. GAAP reconciliation of net income and stockholders' equity:

     As discussed at the beginning of this note 15, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

     The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net loss and stockholders' equity as of September 30, 2004, December 31, 2003 and September 30, 2003 is presented below, with an explanation of the adjustments.


                                                                                              (Unaudited)
                                                                              ---------------------------------------------
                                                                                 Three-month period ended September 30
                                                                              ---------------------------------------------
                                                                                       2004                    2003
                                                                              ----------------------- -- ------------------

       Net (loss) reported under Mexican GAAP ............................  $              (2,827)                  (4,648)
                                                                              -----------------------    ------------------

       Approximated U.S. GAAP adjustments
       1. Deferred income taxes (A).......................................                     (5)                   1,144
       2. Allowance for post retirement benefits (B)......................                    416                      170
                                                                              -----------------------    ------------------
       Total approximate U.S. GAAP adjustments............................                    411                    1,314
                                                                              -----------------------    ------------------
       Approximate net loss under U.S. GAAP...............................  $              (2,416)                  (3,334)
                                                                              =======================    ==================




                                                                                               (Unaudited)
                                                                                -------------------------------------------
                                                                                   Nine-month period ended September 30
                                                                                -------------------------------------------
                                                                                        2004                   2003
                                                                                --------------------- -- ------------------

       Net (loss) reported under Mexican GAAP ............................   $              (3,652)                 (6,573)
                                                                                ---------------------    ------------------

       Approximated U.S. GAAP adjustments
       1. Deferred income taxes (A).......................................                     670                  1,162
       2. Allowance for post retirement benefits (B)......................                     909                    624
                                                                                ---------------------    ------------------
       Total approximate U.S. GAAP adjustments............................                   1,579                  1,786
                                                                                ---------------------    ------------------
       Approximate net income (loss) under U.S. GAAP......................   $              (2,073)                 (4,787)
                                                                                =====================    ==================


                      AXTEL, S.A. DE C.V. AND SUBSIDIARIES

            Notes to the Condensed Consolidated Financial Statements

     (Thousand pesos of constant purchasing power as of September 30, 2004)




                                                                                      (Unaudited)
                                                                                    -----------------
                                                                                       Nine-month           Year ended
                                                                                     period ended
                                                                                     September 30          December 31
                                                                                    ----------------- --- ----------------
                                                                                          2004                 2003
                                                                                    ----------------- --- ----------------

       Total stockholders' equity reported under Mexican GAAP................   $           19,381                23,356
                                                                                    -----------------     ----------------

       Approximate U.S. GAAP adjustments
       1. Deferred income taxes (A)..........................................                (5,775)              (6,447)
       2. Allowance for post retirement benefits (B).........................                (27,184)            (28,093)
                                                                                    -----------------     ----------------
       Total approximate U.S. GAAP adjustments...............................                (32,959)            (34,540)
                                                                                    -----------------     ----------------
       Total approximate stockholders' deficit under U.S. GAAP...............   $            (13,578)            (11,184)
                                                                                    =================     ================



     Guarantors-Notes to the U.S. GAAP reconciliation

     A.   Deferred income taxes

     Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at September 30, 2004 and December 31, 2003, represented expenses of $5,775 and $6,447, respectively.

     B.   Other employee benefits Severance

     Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, they should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the nine-month periods ended September 30, 2004 and 2003 the Company recorded an increase in net income of $909 and $624, respectively, and recognized an accrual amounting to $27,184 and $28,093 as of September 30, 2004 and December 31, 2003, respectively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We provide bundled local and long distance voice services, as well as data and internet services. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. Long distance services, for example, have been a significant source of revenue, but would not be cost-effective to provide as a stand-alone service offering because of the significant downward pricing pressure on long distance services in Mexico. In addition, we believe and have found that customers prefer to purchase their telecommunications services from a single provider and receive a single bill. We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

     We derive our revenues from:

     o Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged an initial fee for activating the service, a flat monthly fee for basic service, a per call fee ("measured service") and a per minute usage fee for calls completed on a cellular line ("calling party pays calls").

     o Long distance services. We generate revenues by providing long distance services (Domestic and International) for our customers' completed calls.

     o Other services. We generate revenues by providing other services to our customers including internet, data, interconnection and dedicated private line service, as well as value-added services such as caller ID, call waiting, call forwarding and voicemail.

     The following summarizes our revenues and percentage of revenues from operations from these sources:


                                            Revenues (Constant Ps.
                                               in millions as of                    % of Revenues
                                              September 30, 2004)              Nine-month period ended
                                     Nine-month period ended September 30,          September 30,
                                   -----------------------------------------   -----------------------
            Revenue Source             2004           2003       % of Change     2004          2003
      ------------------------     -----------    -----------    -----------   ----------   ----------
      Local calling services..     Ps. 1,953.9    Ps. 1,659.0         17.8%       70.7%        75.7%
      Long distance services..           274.3          222.1         23.5%        9.9%        10.1%
      Other services..........           535.9          311.5         72.1%       19.4%        14.2%
                                   -----------    -----------    -----------   ----------   ----------
      Total...................     Ps. 2,764.1    Ps. 2,192.6         26.1%      100.0%       100.0%
                                   ===========    ===========    ===========   ==========   ==========

                                            Revenues (Constant Ps.
                                               in millions as of                    % of Revenues
                                              September 30, 2004)              Three-month period ended
                                    Three-month period ended September 30,          September 30,
                                    ----------------------------------------   ------------------------
            Revenue Source             2004           2003       % of Change     2004          2003
      ------------------------     -----------    -----------    -----------   ----------   ----------
      Local calling services..       Ps. 692.3      Ps. 580.0         19.4%       70.9%        75.2%
      Long distance services..            96.7           80.0         20.8%        9.9%        10.4%
      Other services..........           187.1          111.7         67.6%       19.2%        14.4%
                                   -----------    -----------    -----------   ----------   ----------
      Total...................       Ps. 976.1      Ps. 771.7         26.5%      100.0%       100.0%
                                   ===========    ===========    ===========   ==========   ==========


Cost of Revenues and Operating Expenses

     Our costs are categorized as follows:

     o Cost of revenues include expenses related to the termination of our customers' cellular and long distance calls in other carriers' networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

     o Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

     o Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.



New Cities Launches


     During the month of July, the Company expanded their coverage to the cities of Queretaro and San Luis Potosi. In these cities the Company offers the same array of products and services which are currently provided in the cities where the Company has presence. As a subsequent event, during the month of October, the Company has also launched the cities of Aguascalientes and Saltillo, both of them in accordance with the rollout plan.



Debt Repurchase

     As previously discussed, during the first quarter of 2003, we implemented a significant restructuring of our debt and equity and entered into agreements to replace our most significant supply contracts. These transactions resulted in a net gain for financial statement purposes and an increase in shareholder's equity.

     Additional information regarding the debt repurchase is included in our previously filed documents.

Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

     Revenues from Operations

     Revenues from operations increased to Ps. 2,764.1 million for the nine-month period ended September 30, 2004 from Ps. 2,192.6 million for the same period in year 2003, an increase of Ps. 571.5 million, or 26%. The number of access lines increased to 418,035 from 332,703, an increase of 26%, and our average revenue per user decreased to Ps. 658.6 from Ps. 691.4. During the year 2003, the Company launched new and innovative commercial offers, thus allowing the Company to increase the number of lines in service, which had a favorable impact on the 2004 revenues.

     Local services. Local service revenues increased to Ps. 1,953.9 million for the nine-month period ended September 30, 2004 from Ps. 1,659.0 million for the same period ended in year 2003, an increase of Ps. 294.9 million, or 18%. These increases were primarily due to higher monthly rent and cellular consumption driven by specifically targeted offers to capture high consumption customers. This effect was partially offset by the reduction of Ps. 46.6 million in measured service revenues.

     Long distance services. Long distance services revenues increased to Ps.
274.3 million for the nine-month period ended September 30, 2004 from Ps. 222.1 million for the period ended September 30, 2003, an increase of Ps. 52.2 million, or 24%. This increase was mainly driven by a higher consumption in domestic long distance, offset in part by a price reduction related to special offers.

     Other services. Revenue from other services increased to Ps. 535.9 million in the nine-month period ended September 30, 2004 from Ps. 311.5 million in the same period in 2003, an increase of Ps. 224.4 million, due to increases in data revenues as well as increased subscriptions for value added services.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 863.8 million for the nine-month period ended September 30, 2004 from Ps. 611.7 million in the same period in 2003, an increase of Ps. 252.1 million, or 41%. This growth was due primarily to a Ps. 252.5 million increase in our underlying costs related to calling party pays calls, as well as increased long distance costs due to higher consumption levels.

     Gross profit. Gross profit is defined as revenues minus costs of revenues. For the nine-month period ended September 30, 2004 the gross profit was Ps. 1,900.3 million, an increase of Ps. 319.5 million, or 20%, compared with the same period in year 2003. Our gross margin decreased to 69% of total revenues for the nine-month period ended September 30, 2004 when compared to 72% recorded in same period in year 2003.

     Operating expenses. Operating expenses for the nine-month period ended September 30, 2004 grew Ps. 98.5 million totaling Ps. 965.9 million. During the same period of 2003 this amount was Ps. 867.5 million. This increase was attributable primarily to increases in salaries, rents, maintenance and outsourcing fees which were partially offset by an uncollectible reserve reduction derived from efficiencies in collection policies.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 728.4 million for the nine-month period ended September 30, 2004 from Ps. 658.3 million for the same period in year 2003, an increase of Ps. 70.0 million, or 11%. This increase in depreciation and amortization reflects the Company's infrastructure growth.

     Operating income (loss). Due to the factors previously described, operating income increased to Ps. 206.0 million for the nine-month period ended September 30, 2004 compared to an operating income of Ps. 55.0 million for the same period in year 2003, an increase of Ps. 151.0 million, or 3x.

     Comprehensive financial result. The comprehensive financial result was Ps. (182.9) million for the nine month period ended September 30, 2004, compared to a comprehensive financial result of Ps. (366.7) million for the same period in year 2003. The following table illustrates the comprehensive financial results:




       Comprehensive Financial Result Comparison

                                                  Nine-month period ended Sept. 30,          % of
       Description                                    2004                 2003             Change
       -------------------------------------------------------------------------------------------------
       Interest expense                           Ps. (202.8)            Ps.   (177.5)            -14.3%
       Interest income                                   12.6                  16.4               -23.3%
       Foreign exchange gain (loss), net                (28.8)               (284.2)               89.9%
       Monetary position gain                            36.2                  78.5               -53.9%
       =================================================================================================



                                      -39-

       Total                                       Ps.  (182.9)        Ps.    (366.7)              50.1%


     The main impact in the comprehensive financial result is the interest payment related to our senior notes issued in December 2003.

     Net Income (loss). We registered a net loss of Ps. 5.4 million for the nine-month period ended September 30, 2004 compared to Ps. 985.5 million income recorded in the nine-month period ended September 30, 2003. The 2003 net income reflects the financial gain obtained from our debt repurchase that took effect on March 2003.



Three Month Ended September 30, 2004 Compared with Three Month Ended September 30, 2003

     Revenues from Operations

     Revenues from operations increased to Ps. 976.1 million for three month period ended September 30, 2004 from Ps. 771.7 million for the same period in year 2003, an increase of Ps. 204.4 million, or 26%. The average revenue per user decreased to Ps. 655.4 from Ps. 693.5.

     Local services. Local service revenues increased to Ps. 692.3 million for the three-month period ended September 30, 2004 from Ps. 580.0 million for the same period in year 2003, an increase of Ps. 112.3 million, or 19%. These increases were primarily due to higher monthly rent and cellular consumption driven by specifically targeted offers to capture high consumption customers. This effect was partially offset by the reduction of Ps. 11.1 million in measured service revenues.

     Long distance services. Long distance services revenues increased to Ps.
96.7 million for the three-month period ended September 30, 2004 from Ps. 80.0 million for the same period 2003, an increase of Ps. 16.7 million, or 21%. This increase was mainly driven by a higher consumption in domestic long distance and offset by a price reduction related to special offers.

     Other services. Revenue from other services increased to Ps. 187.1 million in the three-month period ended September 30, 2004 from Ps. 111.7 million in the same period in 2003, an increase of Ps. 75.5 million, due to the increase in data revenues.

     Cost of Revenues and Operating Expenses

     Cost of Revenues. Cost of revenues from operations increased to Ps. 310.5 million for the three-month period ended September 30, 2004 from Ps. 207.7 million registered in the same period in 2003, an increase of Ps. 102.8 million, or 20%. This growth was due primarily to a Ps. 100.9 million increase in our underlying costs related to calling party pays calls, as well as increased long distance costs due to higher consumption levels.

     Gross profit. Gross profit is defined as revenues minus costs of revenues. For the three-month period ended September 30, 2004 the gross profit was Ps.
665.6 million, an increase of Ps. 101.7 million, or 18%, compared with the same period in year 2003. Our gross margin decreased to 68% of total revenues for the three-month period ended September 30, 2004 when compared to 73% of total revenues recorded in same period in year 2003.

     Operating expenses. Operating expenses for the three-month period ended September 30, 2004 grew Ps. 50.3 million to Ps. 347.3 million. During the same period of 2003 this amount was Ps. 297.0 million. This increase was attributable primarily to increases in salaries, rents, maintenance and outsourcing fees which were partially offset by an uncollectible reserve reduction derived from efficiencies in collection policies.

     Depreciation and Amortization. Depreciation and amortization from continuing operations increased to Ps. 250.3 million for the three-month period ended September 30, 2004 from Ps. 223.1 million for the same period in year 2003, an increase of Ps. 27.2 million, or 12%. This increase in depreciation and amortization reflects the Company's infrastructure growth.

     Operating income (loss). Due to the factors previously described, operating income increased to Ps. 68.1 million for the three-month period ended September 30, 2004 compared to an operating income of Ps. 43.9 million for the same period in year 2003, an increase of Ps. 24.2 million or, 55%.

     Comprehensive financial result. The comprehensive financial result was Ps. (49.0) million for the three-month period ended September 30, 2004, compared to a comprehensive financial result of Ps. (96.1) million for the same period in year 2003. The following table illustrates the comprehensive financial results:


       Comprehensive Financial Result Comparison

                                                 Three-month period ended Sept. 30,          % of
       Description                                    2004                 2003             Change
       -------------------------------------------------------------------------------------------------
       Interest expense                            Ps. (70.6)             Ps.   (42.9)            -64.5%
       Interest income                                    3.2                   3.2                 0.8%
       Foreign exchange gain (loss), net                  0.7                 (62.8)              N/A
       Monetary position gain                            17.7                   6.4               176.4%
       =================================================================================================
       Total                                        Ps.  (49.0)         Ps.      (96.1)            49.0%


     The main impact in the comprehensive financial result is the interest payment related to our senior notes issued in December 2003. The foreign exchange gain for the three-month period ended September 30, 2004 was positively affected as a result of the appreciation of the Peso against the US dollar compared to 4.3% depreciation that occurred during the same period of 2003. The foreign exchange gain for the three-month period ended September 30, 2004 was Ps. 0.7 million compared to an exchange loss of Ps. 62.8 million recorded in the same period of 2003.

     Net Income (loss). We registered a net loss of Ps. 9.5 million for the three-month period ended September 30, 2004 compared to the net loss of Ps. 79.7 million recorded in the three-month period ended September 30, 2003.

Liquidity and Capital Resources

     Historically we have relied primarily on vendor financing, private equity contributions, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements. After giving effect to the offering of the outstanding notes and the net proceeds therefrom, we believe that we will be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, although no assurance can be given in this regard. We will continue to focus on investments in fixed assets and working capital management, including the collection of accounts receivable and management of accounts payable.

     At September 30, 2004, we had cash and cash equivalents of Ps. 652.0 million compared to cash and cash equivalents of Ps. 305.3 million in the same period of year 2003.

     Net cash provided by (used in) operating activities was Ps. 500.9 million for the nine-month period ended September 30, 2004 compared to Ps. (6.8) million recorded in the same period of year 2003. Net cash provided by (used in) operating activities for the three-month period ended September 30, 2004 was Ps.
99.9 million compared to Ps. (19.8) for the same period ended 2003.

     Net cash used in investing activities was Ps. (904.0) million for the nine month period ended September 30, 2004 compared to Ps. (320.4) million recorded in the same period of year 2003. For the three-month period ended September 30, 2004 net cash used in investing activities reached Ps. (385.6) million vs. Ps. (127.0) million registered in the same period of year 2003. These cash flows primarily reflect investments in fixed assets of Ps. 853.9 million and Ps. 316.3 million for the nine-month period ended September 30, 2004 and 2003, respectively. For the three-month period ended September 30, 2004 investment in fixed assets reached Ps. 358.5 million, an increase of Ps. 235.4 million compared to the same period in 2003.

     Net cash provided by (used in) financing activities from continuing operations were Ps. 8.3 million and Ps. 294.5 million for the nine-month period ended September 30, 2004 and 2003, respectively. For the three-month period ended September 30, 2004, our net cash provided by (used in) financing activities was Ps. 101.0 million compared to Ps. 84.4 million recorded in the same period of 2003.



     We expect to make additional investments in future periods as we selectively expand our network into other areas of Mexico in order to exploit market opportunities as well as to maintain our existing network and operating facilities.

     Capitalization of preoperating expenses

     We commenced commercial operations in June 1999. As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

     Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing. These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

     Summary of contractual obligations

     The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.


                                                               Less than                                  More than 5
                                                  Total         1 year       1-3 years      3-5 years        years
                                               -----------     ----------    ---------     -----------   ------------
                                                                 pro forma, payments due by period
                                                                         (US$ in millions)
Contractual obligations:
Debt maturing within one year..........            16.8           16.8            --             --            --
Long-term debt.........................           179.7            --             4.7            --          175.0
Operating leases.......................             6.8            3.5            3.3           0.0            --
Nortel/Airspan(1)......................            68.5           36.3           31.8           0.5            --
                                               -----------     ----------    ---------     -----------   ------------
Total contractual cash obligation......           271.8           56.6           39.8           0.6          175.0
                                               ===========     ==========    =========     ===========   ============


--------------------------------------------------------------------------------
(1) Includes Airspan's new supply agreement.


US GAAP Reconciliation

     We describe below the principal differences between Mexican GAAP and US GAAP. See Note 15 to the unaudited consolidated financial statements for reconciliation to US GAAP of shareholders' equity and net loss for the period presented.

     Recognition of the effects of inflation on financial information. Under Mexican GAAP, the effects of inflation are reflected in financial statements and such a convention has no counterpart under US GAAP. However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

     Preoperating expenses. Under Mexican GAAP, all expenses incurred while a company is in the pre-operating or development stages are deferred and considered as a component of a company's assets. Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations. According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders' equity recorded during the developing stage.

     Deferred income tax and employees statutory profit sharing. Under Mexican GAAP deferred income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (TA) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize. Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

     Statement of changes in financial position. In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos. This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

     The changes in the consolidated financial statement balances included in our unaudited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos). SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

     Vacations. Under Mexican GAAP, vacation expenses are recognized when taken, rather than in the period when they are earned by an employee, as is required under US GAAP. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earned.

     Severance. Under Mexican GAAP, severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution for pension benefits, in which case, they should be considered as a pension plan. Under US GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS No. 112, which requires recognition of certain benefits, including severance, over an employee's service life.

     Capitalization of interest. In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. The interest to be capitalized is that of the specific financing obtained for the construction of the related asset. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use. The amount of interest to be capitalized is that portion of the interest cost incurred during the assets' acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Recent Accounting Pronouncements

     Financial instruments with characteristics of liabilities, equity, or both

     In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both." Bulletin C-12, is effective for fiscal years beginning after December 31, 2003, although earlier application is permitted. Bulletin C-12 puts together regulations contained in other bulletins related to issuance of complex financial instruments, and adds regulations necessary for a comprehensive resolution of general problems. Therefore, Bulletin C-12 defines the basic differences between liabilities and equity; establishes rules for the classification and valuation of the liability and equity components of combined financial instruments, upon initial recognition; and establishes rules for disclosure of combined financial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, and comparative financial information for prior years should not be restated, nor a cumulative-effect-type adjustment recognized in the year of adoption.

     The Company estimates that the adoption of the new Bulletin C-12 will not have a material effect on its financial position or results of operations.

     Recent accounting pronouncements under US GAAP

     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created on January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts, with any differences between the net amount added to the balance sheet and any previously recognized interest begin recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE.

     FASB Statements No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatory redeemable financial instruments. For certain mandatory redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatory redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.


Critical Accounting Policies

     Our consolidated financial statements included elsewhere in this report have been prepared in accordance with Mexican GAAP, which differ in significant respects from respects from US GAAP. See note 15 to our condensed consolidated financial statements, included elsewhere in this quarterly report, for a description of the principal differences between Mexican GAAP and US GAAP as they relate to us.

     We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

     Income taxes

     Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

     Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

     Recognition of the effects of inflation

     Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer price Index (NCPI) published by Banco de Mexico (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

     Impairment of long-lived assets

     We evaluate periodically the adjusted values of our property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

     Revenue Recognition

     On December 3, 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP. The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

     (a)  there is persuasive evidence of an agreement;

     (b)  the delivery was made or the services rendered;

     (c)  the sales price to the purchaser is fixed or determinable;

     (d)  collection is reasonably assured.

     SAB 101, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 101 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

     One of the examples provided by SAB 101 is activation revenues from telecommunication services. The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

     Based on the provisions and interpretations of SAB 101, for purposes of the US GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company experience. The net effect of the deferral and amortization is presented in the above US GAAP reconciliation.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt. Most of our debt obligations at September 30, 2004 were denominated in US dollars. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations. On March 29, 2004, the Company entered into two separate derivative transactions denominated "coupon Swap" agreements to hedge a portion of its US dollar foreign exchange exposure resulting from the issuance of our US $175.0 million 11% senior notes that will mature in year 2013. Under the transactions, Axtel will receive semi-annual payments based on the aggregate notional amount of US $113.8 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. $1,270.0 million at an annual rate of 12.3%. Both of these transactions will cease in December 2008.

     The following table provides information about the details of our option contracts as of September 30, 2004 (in thousands except average strike price):



(Amounts in millions)                                Currencies                      Interest Rates
                                         ----------------------------------- -------------------------------
     Maturity date          Notional        Notional       Amount in new         Axtel         Axtel pays      Estimated
                             amount          amount           currency          receives                       fair value
December 15, 2008          US$ 113.8       Ps. 1,270         US$ 113.8           11.00%          12.30%         US$ 1.00


     Prior to entering into foreign currency hedging contracts, we evaluate the counterparties' credit ratings. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. We do not currently anticipate non-performance by such counterparties.

     The exchange rate of the peso to the US dollar is a freely floating rate and the peso has experienced significant devaluation in previous years. Any significant decrease in the value of the peso relative to the US dollar in the near term may have a material adverse effect on our results of operations and financial condition, including our ability to repay or repurchase the notes.

ITEM 4.  CONTROLS & PROCEDURES

     Not Applicable



PART II - OTHER INFORMATION



ITEM 1.  LEGAL PROCEEDINGS

     Not Applicable

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

     Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


     During the period covered by this report, the following matters have been submitted to a vote of our shareholders:

     Extraordinary Shareholders Meeting dated September 8, 2004. Approval of a proposal to increase the variable portion of the capital stock of the Company in the amount in Mexican pesos equal to $3,004,519.73 through the issuance of 124,957,212 non-voting Series "N" shares which will represent 4.7% of the total issued capital stock of the Company, to be allocated as follows: (i) 1.7% to be allocated to the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to the Stock Grant approved by the Remuneration Committee, and
(ii) 3.0% to be allocated to the Company's Employee Stock Option Plan to be implemented in accordance with the resolutions adopted by the Remuneration Committee Meeting and the terms and conditions deemed by management to be appropriate and advisable under certain guidelines. Number of votes cast: (i) Votes in favor: 2,119,430,462 (ii) votes against or withheld: 0, (iii) abstentions: 335,963,673, (iv) non-attendance: 21,956,149 and (v) Broker Non-Votes: Not Applicable.


ITEM 5.  OTHER INFORMATION

     Not applicable.

ITEM 6.  EXHIBITS AND REPORTS

     Not applicable.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Axtel, S.A. de C.V.

                                        By: /s/ Patricio Jimenez Barrera
                                            -------------------------------
                                            Patricio Jimenez
                                            Barrera
                                            Chief Financial Officer
Date:    November 12, 2004